February 6, 2020

Securities and Exchange Commission                         VIA EDGAR
100 F Street, N.E.
Washington, D.C. 20549

Re:    Fastenal Company
File No. 000-16125

Ladies and Gentlemen:

On behalf of Fastenal Company (the “Company”), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval System, the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. No fee is required for this filing.

The financial statements contained in the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices, except to reflect Accounting Standards Update 2016-02, Leases (Topic 842) and Accounting Standards Update 2018-11, Targeted Improvements to ASC 842, each as issued by the Financial Accounting Standards Board.

If you have any questions in connection with this filing, please telephone the undersigned at (507) 453‑8220.

Very truly yours,

/s/ Holden Lewis

Holden Lewis
Executive Vice President and Chief Financial Officer